Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF ADVERUM BIOTECHNOLOGIES, INC.

Adverum Biotechnologies, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

FIRST: The name of this corporation is Adverum Biotechnologies, Inc. (the “Company”).

SECOND: The date of filing of the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was July 17, 2006 under the name “Avalanche Biotechnologies, Inc.,” a certificate of correction was filed with the Secretary of State of the State of Delaware on August 11, 2010, an amended and restated certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 27, 2010, amendments to the amended and restated certificate of incorporation of the Corporation were filed with the Secretary of State of the State of Delaware on March 5, 2013 and November 8, 2013, amended and restated certificates of incorporation of the Corporation were filed with the Secretary of State of the State of Delaware on April 15, 2014 and August 5, 2014 and an amendment to the amended and restated certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 11, 2016 (as amended, the “Certificate of Incorporation”).

THIRD: Paragraph A of ARTICLE IV of the Corporation’s Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is Three Hundred Five Million (305,000,000) shares, divided into Three Hundred Million (300,000,000) shares of Common Stock and 5,000,000 shares of Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share. Effective as of 12:01 a.m. Eastern time, on the date immediately following the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each 10 shares of the Corporation’s Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock; provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Corporation’s Common Stock as reported on the Nasdaq Global Market (or such other principal market upon which its Common Stock is traded) on the last business day before the date this Certificate of Amendment of Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, such amount rounded to the nearest whole cent.”

FOURTH: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Adverum Biotechnologies, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 20th day of March, 2024.

ADVERUM BIOTECHNOLOGIES, INC.

By:	/s/ Laurent Fischer
Name:	Laurent Fischer, M.D.
Title:	Chief Executive Officer